RNS Annual Financial Report ANNUAL FINANCIAL REPORT UNILEVER PLC Released 14:14:06 14 March 2024 RNS Number : 9255G Unilever PLC 14 March 2024 Unilever PLC ("Unilever") 2023 Annual Financial Report Announcement Unilever announces that the following documents are available on its website at www.unilever.com/ara Unilever Annual Report and Accounts 2023 Unilever Annual Report on Form 20-F 2023 In compliance with Listing Rule 9.6.1 and DTR 6.3.5, a copy of the Unilever Annual Report and Accounts 2023 in unedited full text and a copy of the Unilever Annual Report on Form 20-F has been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism. In compliance with section 5:25m(5) Financial Markets Supervision Act the Annual Report and Accounts 2023 was submitted to the Dutch Authority for the Financial Markets (AFM). The AFM publishes the report in its public register. Unilever will also file its Form 20-F for the year ended 31 December 2023, with the US Securities and Exchange Commission today. The Form 20-F will be available for download from www.unilever.com/ara or www.sec.gov Attached to this announcement is the additional information for the purposes of compliance with the Disclosure and Transparency Rules including principal risk factors, details of related party transactions and the directors' responsibility statement. The unaudited 2023 Full Year and Fourth Quarter Results for the year ended 31 December 2023, which were announced on 8 February 2024, were prepared in accordance with IAS 34. ADDITIONAL INFORMATION PRINCIPAL RISKS Our business is subject to risks and uncertainties. On the following pages we have identified the risks that we regard as the most material to Unilever's business and performance at this time.

Our principal risks include risks that could impact our business in the short term (i.e. the next two years), medium term (i.e. the next three to ten years) or over the longer term (i.e. beyond ten years). As part of our process to review our principal risks, we also consider any additional risks that could emerge in the future. Our principal risks have remained consistent with previous years. We also reflect on whether we think the level of risk associated with each of our principal risks is increasing or decreasing. There are three principal risks where we believe there is an increased level of risk compared with last year: · Consumer preference: consumer choices and the manner in which they shop is rapidly evolving requiring us to be ahead of our competition. · Climate change: this risk has further intensified during 2023, as actions to address global warming are not moving at the pace anticipated and there has been an increase in physical climate risks seen by increased flooding and droughts together with the ongoing global energy crisis. · Systems and information: technology is disrupting the way we do business and we need to accelerate innovation to keep pace with the developments. The cyber threat landscape has increased in the recent past and continues to remain volatile. Biodiversity loss continues to be monitored as an emerging risk. A loss of forests and soil due to potential physical and regulatory risks could make future harvests more difficult and expensive in the long-term (see pages 51 to 53). Refer to our Climate Transition Action Plan: Annual Progress Report (pages 43 to 47) for steps taken to improve biodiversity. Technological advancements such as artificial intelligence, machine learning and augmented reality are disrupting the way we do business and connect with consumers. We do not consider this as a principal risk yet but do acknowledge that it is both a risk and an opportunity. We have an executive-level task force set up to identify the risks, opportunities and, at the same time, take responsible action to keep pace with technology. We set out below certain mitigating actions that we believe help us to manage our principal risks. However, we may not be successful in deploying some or all of these mitigating actions. If the circumstances in these risks occur or are not successfully mitigated, our cash flow, operating results, financial position, business and reputation could be materially adversely affected. In addition, risks and uncertainties could cause actual results to vary from those described, which may include forward-looking statements, or could impact on our ability to meet our targets or be detrimental to our profitability or reputation. RISK DESCRIPTION MANAGEMENT OF RISK CONSUMER PREFERENCE Our success depends on the value and relevance of our brands and products to consumers around the world and on our ability to innovate and remain competitive. Consumer tastes, preferences and behaviours are changing more rapidly than ever before. We see a growing trend for consumers preferring brands which both meet their functional needs and have an explicit social or environmental purpose. Technological change is disrupting our traditional brand communication models. Our ability to develop and deploy the right communication, both in terms of messaging content and medium is critical to the continued strength of our brands. We are dependent on creating innovative products that continue to meet the needs of our consumers in times of economic instability and volatility. We also need to be competitive, bringing innovation to market with speed in areas such as personalised and premium beauty offerings, health, and hygiene. Level of risk: Increase We monitor external market trends and collate consumer, customer and shopper insights in order to develop brand strategies and build competitive advantage. We are focused on developing superior products with a particular focus on our Power Brands. Our Research and Development function actively searches for ways in which to translate the trends in consumer preference and taste into new technologies for incorporation into future products. Our innovation management process converts strategies into projects to launch new products in the market, scale technology across categories, and build up the multi-year innovation pipeline. This enables us to respond to rapidly changing consumer trends with speed. Our brand communication strategies are designed to optimise digital communication opportunities. We develop and customise brand messaging content specifically to ensure that our brand messages reach our target consumers, including social purpose where appropriate. PORTFOLIO MANAGEMENT Unilever's strategic investment choices will affect the long-term growth and profits of our business. Our Business Group strategies and our business plans are designed to ensure that resources are

Unilever's growth and profitability are determined by our portfolio of Business Groups, geographies and channels and how these evolve over time. If Unilever does not make optimal strategic investment decisions, then opportunities for growth and improved margin could be missed. Level of risk: No change prioritised towards those categories and markets having the greatest long-term potential for Unilever. Our acquisition and disposal activity is driven by our portfolio strategy with a clear, defined evaluation process. CLIMATE CHANGE Climate change and governmental actions to reduce such change may disrupt our operations and/or reduce consumer demand for our products. Climate change is already impacting our business in various ways. Government action to reduce climate change - such as the introduction of a carbon tax, land use regulations or product composition regulations which restrict or ban certain GHG-intensive ingredients - could impact our business through higher costs or reduced flexibility of operations. Physical environment risks such as water scarcity could impact our operations or reduce demand for our products that require water during consumer use. Increased frequency of extreme weather events such as high temperatures, hurricanes or floods could cause increased incidence of disruption to our supply chain, manufacturing and distribution network. If we do not take action, climate change could result in increased costs, reduced profit and reduced growth. Level of risk: Increase We monitor climate change and in 2021 we published our Climate Transition Action Plan (update on progress in 2023 included on pages 43 to 47 of the Annual Report). We are developing products with a lower carbon footprint, decarbonising our operations through eco- efficiency measures, powering our factories with renewable electricity, and replacing climate-harmful refrigerants. We invest in new products and formulations so that our products work with less water, poor quality water, or no water. We integrate weather system modelling into our forecasting process to consider the impact on raw material availability and pricing. We also monitor government policy and actions to combat climate change and advocate for changes to public policy frameworks consistent with the 1.5°C ambition of the Paris Agreement. PLASTIC PACKAGING We use a significant amount of plastic to package our products. A reduction in the amount of virgin plastic we use, the use of recycled plastic and an increase in the recyclability of our packaging are critical to our future success. Both consumer and customer responses to the environmental impact of plastic waste and emerging regulations by governments to tax or ban the use of certain plastics requires us to find solutions to reduce the amount of plastic we use, increase recycling post-consumer use and source recycled plastic for use in our packaging. We are also dependent on the work of our industry partners to create and improve recycling infrastructure throughout the world. There is a risk around finding appropriate replacement materials, but also due to high demand, the cost of recycled plastic or other alternative packaging materials could significantly increase in the foreseeable future and this could impact our business performance. We could also be exposed to higher costs as a result of taxes or fines if we are unable to comply with plastic regulations, We are committed to reducing the amount of post- consumer plastic packaging waste going to landfill. We have committed to ensuring 100% of our plastic packaging is reusable, recyclable or compostable by 2025 and are working with partners and consumers to raise awareness and find solutions to improve the recycling infrastructure for plastics. This includes supporting infrastructure development and optimising EPR schemes, as well as helping consumers to understand disposal and collection methods. Work continues to progress in the main themes for rigid packaging (e.g. recyclable pumps, recyclable tubes). For flexibles, we continue to explore new material developments, to support improving our recyclability profile. We aim to halve our use of virgin plastic by both reducing usage and accelerating use of recycled plastic through the redesign of products and increasing our use of post-consumer recycled materials. We are working on innovative solutions through new business models. We aim to collect and process more plastic packaging than we sell, enabled through driving systematic change in which would again impact our profitability and reputation. Level of risk: No change circular thinking at an industry level working with partners such as the Ellen MacArthur Foundation. CUSTOMER AND CHANNEL Successful customer relationships and expanding in channels of the future are vital to our business and continued growth. Maintaining strong relationships with our existing customers and building relationships with new customers who have built new technology-enabled business models to serve changing shopper habits are necessary to ensure our brands are well presented to our consumers and available for purchase at all times. Digital commerce continues to be a critical channel for growth. The strength of our customer relationships also affects our ability to obtain pricing and competitive trade terms. Failure to maintain strong relationships with customers could negatively impact our terms of business with affected customers and reduce the availability of our products to consumers. Level of risk: No change We build and maintain trading relationships across a broad spectrum of channels ranging from centrally managed multinational customers through to small traders accessed via distributors in many emerging markets. We identify changing shopper habits and build relationships with new customers, such as those serving the digital commerce channel. We develop joint business plans with our key customers that include detailed investment plans and customer service objectives and we regularly monitor progress. We have developed capabilities for customer sales and outlet design which enable us to find new ways to improve customer performance and enhance our customer relationships. We invest in technology to optimise order and stock management processes for our distributive trade customers. TALENT A skilled workforce and agile ways of working are essential for the continued success of our business. With the rapidly changing nature of work and skills, there is a risk that our workforce is not equipped with the skills required for the new environment. Our ability to attract, develop and retain a diverse range of skilled people is critical if we are to compete and grow effectively. This is especially true in our key emerging markets where there can be a high level of competition for a limited talent pool. The loss of management or other key personnel or the inability to identify, attract and retain qualified personnel could make it difficult to manage the business and could adversely affect operations and financial results. Level of risk: No change We have an integrated management development process which includes regular performance reviews underpinned by a common set of leadership behaviours, skills and competencies. We have development plans to upskill and reskill employees for future roles and will bring in flexible talent to access new skills. We have targeted programmes to attract and retain top talent and we actively monitor our performance in retaining a diverse talent pool within Unilever. We regularly review our ways of working to drive speed and simplicity through our business in order to remain agile and responsive to marketplace trends. A move to more agile ways of working is ongoing to unlock internal capacity and prioritise work based on growth and impact. BUSINESS OPERATIONS Our business depends on purchasing materials, efficient manufacturing and the timely distribution of products to our customers. Our supply chain network is exposed to potentially adverse events such as geopolitical sanctions, physical disruptions, environmental and industrial accidents, trade restrictions or disruptions at a key supplier, which could impact our ability to deliver orders to our customers. Geopolitical tensions have We have contingency plans designed to enable us to secure alternative key material supplies at short notice, to transfer or share production between manufacturing sites and to use substitute materials in our product formulations and recipes. We have policies and procedures designed to ensure the health and safety of our employees and the products in our facilities, and to deal with continued to challenge the continuity and cost of our supply chain in 2023. Maintaining manufacturing operations whilst adhering to changing local regulations and meeting enhanced health and safety standards has proven possible but has required significant management. In addition, ensuring the operation of a global logistics network for both input materials and finished goods continues to present challenges and requires continued focus and flexibility. The cost of our products is being affected by the cost of the underlying commodities and materials from which they are made. Fluctuations in these costs cannot always be passed on to the consumer through pricing and will need to be carefully managed. Level of risk: No change major incidents including business continuity and disaster recovery. Commodity price risk is managed through forward buying of traded commodities, other appropriate hedging mechanisms and product pricing. Trends are monitored and modelled regularly and integrated into our forecasting process. SAFE AND HIGH-QUALITY PRODUCTS The quality and safety of our products are of paramount importance for our brands and our reputation. The risk that raw materials are accidentally or maliciously contaminated throughout the supply chain or that product defects occur due to human error, equipment failure or other factors cannot be excluded. Labelling errors can have potentially serious consequences for both consumer safety and brand reputation. Therefore, on-pack labelling needs to provide clear and accurate ingredient information in order that consumers can make informed decisions regarding the products they buy. Level of risk: No change Our product quality processes and controls are comprehensive, from product design to customer shelf. They are verified annually and regularly monitored through performance indicators that drive improvement activities. Our key raw material suppliers are externally certified and the materials received are monitored to ensure that they meet the rigorous quality standards that our products require. We also have stringent requirements for the design, manufacture and delivery of our products, to ensure we consistently supply the safe and high-quality products which our customers and consumers expect. In the event of a marketplace incident relating to the safety of our consumers or the quality of our products, incident management teams are activated in the affected business units and markets, supported by our product quality, science and communications experts, to ensure timely and effective action. We have processes in place to ensure that the data used to generate on-pack labelling and the final labels themselves are compliant with applicable regulations and with relevant Unilever labelling policies in order to provide the clarity and transparency needed for consumers. SYSTEMS AND INFORMATION Unilever's operations are increasingly dependent on IT systems and safeguarding the confidentiality, integrity of data and the management of information. The cyber-attack threat of unauthorised access and misuse of sensitive information or disruption to operations continues to increase with the level of incidents rising year-on-year. Such an attack could inhibit our business operations in a number of ways, including disruption to sales, production and cash flows, ultimately impacting our results. To reduce the impact of cyber-attacks on our business, we are following a defence in-depth strategy, guided by industry standards frameworks. We have many Protect, Detect and Respond capabilities in place which are continuously being monitored and improved. We have policies covering the protection of both business and personal information, as well as the use of IT systems and applications by our employees. Our employees are trained to understand these requirements.

In addition, increasing digital interactions with customers, suppliers and consumers place ever greater emphasis on the need for secure and reliable IT systems and infrastructure and careful management of the information that is in our possession to ensure data privacy. Level or risk: Increase We also have a set of IT security standards and closely monitor their operation to protect our systems and information. Hardware that runs and manages core operating data is fully backed up with separate contingency systems to provide real- time backup operations should they ever be required. We have standardised ways of hosting information on our public websites and have systems in place to monitor compliance with appropriate privacy laws and regulations, and with our own policies. We also maintain a global system for the control and reporting of access to our critical IT systems. This is supported by an annual programme of testing of access controls. BUSINESS TRANSFORMATION Successful execution of business transformation projects is key to delivering their intended business benefits and avoiding disruption to other business activities. We are in the second year of a significant organisational transformation, operating through five new Business Groups, with some key changes still to be delivered. We are also continually engaged in major change projects, including acquisitions and disposals. These changes drive continuous improvement in our business and strengthen our portfolio and capabilities. Continued digitalisation of our business models and processes, together with enhancing data management capabilities, is a critical part of our transformation. We have an extensive programme of transformation projects. Failure to execute such initiatives successfully could result in under-delivery of the expected benefits and there could be a significant impact on the value of the business. Level of risk: No change All acquisitions, disposals and global organisational transformation projects are sponsored by a member of the ULE. All such projects have steering groups in place led by a senior executive and regular progress updates are provided to the ULE and Board (where relevant). Sound project disciplines are used in all transformation projects and these projects are resourced by dedicated and appropriately qualified personnel. The digitalisation of our business is led by a dedicated specialist team together with representatives from all parts of the business to ensure an integrated and holistic approach. A significant part of it involves use of technology for better data management and automation of business processes. New ways of working are being developed to manage this new business model. Unilever also monitors the volume of change programmes under way in an effort to stagger the impact on current operations and to ensure minimal disruption. ECONOMIC AND POLITICAL INSTABILITY Adverse economic conditions may affect one or more countries, regions or may extend globally. Unilever operates around the world and is exposed to economic and political instability that may reduce consumer demand for our products, disrupt sales operations and/or impact the profitability of our operations. In 2023, organisations have continued to see geopolitical and economic volatility leading to significant disruption and cost inflation impacting parts of the business. Further potential trade and economic sanctions risk global supply chain disruption and deep recession. Risks associated with the global energy crisis are leading to significantly higher energy prices and could disrupt our operations. The breadth of Unilever's portfolio and our geographic reach help to mitigate our exposure to any particular localised risk. Our flexible business model allows us to adapt our portfolio and respond quickly to develop new offerings that suit consumers' and customers' changing needs during economic downturns. We regularly update our forecast of business results and cash flows and, where necessary, rebalance investment priorities. We believe that many years of exposure to emerging markets have given us experience of operating and developing our business successfully during periods of economic and political volatility.

Government actions such as trade and economic sanctions, foreign exchange or price controls can impact on the growth and profitability of our local operations. Unilever has more than half of its turnover in emerging markets which can offer greater growth opportunities but also exposes Unilever to related economic and political volatility. Level of risk: No change TREASURY AND TAX Unilever is exposed to a variety of external financial risks in relation to Treasury and Tax. The relative value of currencies can fluctuate widely and could have a significant impact on business results. Further, because Unilever consolidates its financial statements in euros it is subject to exchange risks associated with the translation of the underlying net assets and earnings of its foreign subsidiaries. We are also subject to the imposition of exchange controls by individual countries which could limit our ability to import materials paid in foreign currency or to remit dividends to the parent company. A material shortfall in our cash flow could undermine Unilever's credit rating, impair investor confidence and restrict Unilever's ability to raise funds. In times of financial crisis, there is a further risk that we may not be able to raise funds due to market illiquidity. We are exposed to counter-party risks with banks, suppliers and customers, which could result in financial losses. Tax is a complex and evolving area where laws and their interpretation are changing regularly, leading to the risk of unexpected tax exposures. International tax reform remains a key focus of attention. Level of risk: No change Currency exposures are managed within prescribed limits and by the use of financial hedging instruments. Further, operating companies borrow in local currency except where inhibited by local regulations, lack of local liquidity or local market conditions. We seek to maintain access to global debt markets through short-term and long-term debt programmes. In addition, we maintain significant undrawn committed credit facilities for general corporate purposes as disclosed in note 16A. Group treasury regularly monitors exposure to our banks, tightening counter-party limits where appropriate. Unilever actively manages its banking exposures on a daily basis. We regularly assess and monitor counter-party risk in our suppliers and customers and take appropriate action to manage our exposures. Our Global Tax Principles provide overarching governance and we have a process in place to monitor compliance with the Tax Principles. We have a Tax Risk Framework in place which sets out the controls established to assess and monitor tax risk for direct and indirect taxes. We monitor proposed changes in taxation legislation and ensure these are taken into account when we consider our future business plans. ETHICAL Unilever's brands and reputation are valuable assets and the way in which we operate, contribute to society and engage with the world around us is always under scrutiny both internally and externally. Acting in an ethical manner, consistent with the expectations of customers, consumers and other stakeholders, is essential for the protection of the reputation of Unilever and its brands. A key element of our ethical approach to business is to reduce inequality and promote fairness. Our activities touch the lives of millions of people and it Our Code of Business Principles and our Code Policies govern the behaviour of our employees, suppliers, distributors and other third parties who work with us. Our processes for identifying and resolving breaches of our Code of Business Principles and our Code Policies are clearly defined and regularly communicated throughout Unilever. Data relating to such breaches is reviewed by the ULE and by relevant Board Committees and helps to determine the allocation of resources for future policy development, process improvement, training and awareness initiatives.

is our responsibility to protect their rights and help them live well. The safety of our employees and the people and communities we work with is critical. Failure to meet these high standards could result in damage to Unilever's corporate reputation and business results. Level of risk: No change	Our Responsible Partner Policy helps us to improve the lives of the people in our supply chains by ensuring human rights are protected and makes a healthy and safe workplace a mandatory requirement for our business partners. We have detailed safety standards and monitor safety incidents at the highest level. Through our Brands with Purpose agenda, a number of our brands are taking action on societal issues such as fairness and equality.
LEGAL AND REGULATORY Compliance with laws and regulations is an essential part of Unilever's business operations. Unilever is subject to national and regional laws and regulations in such diverse areas as regulations relating to environmental compliance (e.g. greenwashing), product safety, product claims, trademarks, copyright, patents, competition, health and safety, data privacy, corporate governance, listing and disclosure, employment and taxes. Failure to comply with laws and regulations could expose Unilever to civil and/or criminal actions leading to damages, fines and criminal sanctions against us and/or our employees with possible consequences for our corporate reputation. Changes to laws and regulations could have a material impact on the cost of doing business. Level of risk: No change	Unilever is committed to complying with the laws and regulations of the countries in which we operate. In specialist areas the relevant teams at global, regional or local levels are responsible for setting detailed standards and ensuring that all employees are aware of and comply with regulations and laws specific and relevant to their roles. Our legal and regulatory specialists are heavily involved in monitoring and reviewing our practices to provide reasonable assurance that we remain aware of and in line with all relevant laws and legal obligations.

RELATED PARTY TRANSACTIONS

JOINT VENTURES

The following related party balances existed with joint venture businesses at 31 December 2023:

Related party balances	€ million 2023	€ million 2022
Sales to joint ventures	1144	1,158
Purchases from joint ventures	134	134
Receivables from joint ventures	99	78
Payables to joint ventures	111	**33**
Loans to joint ventures	219	226
Royalties and service fees	19	22

Significant joint ventures are Unilever FIMA LDA in Portugal, Binzagr Unilever Distribution in the Middle East, the Pepsi Lipton Tea Partnership in the US and Pepsi Lipton International Ltd for the rest of the world.

ASSOCIATES

There are no trading balances due to or from associates.

Langholm Capital II was launched in 2009 and liquidated during 2023. Unilever had invested €65 million in Langholm II, and all outstanding balances and commitments have been closed.

DIRECTORS' RESPONSIBILITY STATEMENT

Each of the Directors confirms that, to the best of his or her knowledge:

· The Unilever Annual Report and Accounts 2023, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Company's position and performance, business model and strategy; · The financial statements which have been prepared in accordance with international financial reporting standards (IFRS) as issued by the International Accounting Standards Board (IASB), and UK-adopted international accounting standards give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and · The Strategic Report includes a fair review of the development and performance of the business and the position of PLC and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face. Name Function Ian Meakins Andrea Jung Hein Schumacher Fernando Fernandez Judith Hartmann Adrian Hennah Susan Kilsby Ruby Lu Strive Masiyiwa Youngme Moon Nelson Peltz Nils Andersen Judith McKenna Chairman and Non-Executive Director Vice-Chairman / Senior Independent Director Chief Executive Officer Chief Financial Officer Non-Executive Director Non-Executive Director Non-Executive Director Non-Executive Director Non-Executive Director Non-Executive Director Non-Executive Director Non-Executive Director Non-Executive Director Cautionary Statement This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the financial condition, results of operations and businesses of the Unilever Group (the 'Group'). All statements other than statements of historical fact are, or may deemed to be, forward-looking statements. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', 'ambition', 'target', 'goal', 'plan', 'potential', 'work towards', 'may', 'milestone', 'objectives', 'outlook', 'probably', 'project', 'risk', 'seek', 'continue', 'projected', 'estimate', 'achieve' or the negative of these terms, and other similar expressions of future performance or results and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding the Group's emissions reduction targets and other climate change related matters (including actions, potential impacts and risks associated therewith). Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Group (including during management presentations) in connection with this announcement. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Group's control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from those expressed in the forward-looking statements included in this announcement are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in Unilever's supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. Also see "Our Principal Risks" on pages 70-78 for additional risks and further discussion. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions, and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. The forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. 14 March 2024 This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END ACSZZLFFZXLFBBB London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2024 London Stock Exchange plc. All rights reserved.